Exhibit 99.1

SDRL – Mandatory par redemption of 12.0% Senior Secured Notes due 2025

Hamilton, Bermuda, October 2, 2018 - Seadrill Limited (“Seadrill” or the “Company”) announces a mandatory par redemption of approximately $126 million principal amount and accrued interest of its 12.0% Senior Secured Notes due 2025 (the “Notes”).

In April 2018, we entered into an agreement with Jurong shipyard determining that our share of the West Rigel sale proceeds would be $126 million. As per the terms of the Indenture for the Notes issued on July 2, 2018 (the “Issue Date”), the Company will use its share of the West Rigel sale proceeds to redeem the Notes, on a pro rata basis from holders of record on October 2, 2018 (the “Record Date”), on November 1, 2018 (the “Redemption Date”). The redemption price of the Notes, as set forth in the Indenture, is par plus accrued and unpaid interest, from the Issue Date to, but not including, the Redemption Date.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its 2017 Annual Report on Form 20-F (File No. 001-34667) and its Registration Statement on Form F-1 (Registration No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.